CUSIP No. 29385B109	13D	Page 86 of 100

Exhibit 99.8

EXECUTIVE OFFICERS AND DIRECTORS

OF

MOGO INC.

Set forth below is a list of each executive officer and director of Mogo Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
David Feller 2100-401 W. Georgia St., Vancouver, BC V6B 5A1	CEO and Director of Mogo Inc., a digital payments and financial technology company.

Gregory Feller 2100-401 W. Georgia St., Vancouver, BC V6B 5A1	CEO and Director of Mogo Inc., a digital payments and financial technology company.

Alice Davidson 2100-401 W. Georgia St., Vancouver, BC V6B 5A1	Chief Legal Officer of Mogo Inc., a digital payments and financial technology company